[GRUPO PAO DE ACUCAR LOGO]                                           Page 1 of 2
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                   Companhia Brasileira de Distribuicao (CBD)
                  announces November 2002 Sales Performance and
                            Investments Plan for 2003


Sao Paulo, Brazil, December 12, 2002 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) today announced preliminary, non-audited November 2002 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In November 2002, gross sales of Companhia Brasileira de Distribuicao totaled R$ 1,064.5 million and net sales, R$ 909.2 million, with growth rates of respectively 27.7% and 28.6% compared to the same period in 2001.

Same store net sales increased by 11.7%, accumulating 3.7% in the 11 months of 2002.

We highlight the success of the anniversary campaign of the Extra Division, due to which this format presented a two-digit growth in the period, above the average presented by the Company as a whole. The Barateiro format, even facing a more difficult comparative basis (+0.5% in November 2001), also registered, once again, a two-digit growth.

Sales of food products continued to present a better performance than sales of non-food products, with growth rates of 13.0% and 5.2%, respectively.

In November 2002, the following stores were inaugurated:

     - Pao de Acucar Batel, in the state of Parana, with sales area of approximately 1,400 m2;

     - CompreBem Barateiro Vila das Merces and Tucuruvi, both in the city of Sao Paulo, with sales area of approximately 1,300 and 1,600 m2 , respectively;

     - CompreBem Barateiro Vila Gilda, in the city of Santo Andre, state of Sao Paulo, with sales area of approximately 1,000 m2 ;

     - CompreBem Barateiro Inocencio Seafico, in the city of Carapicuiba, state of Sao Paulo, with sales area of approximately 1,000 m2 .


                                [OBJECT OMITTED]

                             Net Sales Performance
                             ---------------------

                                Same Sales             Total Sales
                                ----------             -----------
           10-1                    -6.6%                 -3.6%
           11-1                    -3.5%                  2.8%
           12-1                    -2.8%                  4.1%
           1-2                     -1.4%                  5.9%
           2-2                     -2.8%                  4.8%
           3-2                      7.1%                 15.7%
           4-2                     -7.8%                  1.5%
           5-2                      7.2%                 17.3%
           6-2                      3.3%                 12.8%
           7-2                      5.3%                 24.8%
           8-2                      7.7%                 28.6%
           9-2                      2.6%                 22.6%
           10-2                     8.6%                 27.4%
           11-2                    11.7*%                28.6*%

Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance was 15.9% higher than the one registered in the same period in 2001. Same store sales' performance was 0.7%.

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[GRUPO PAO DE ACUCAR LOGO]                                           Page 2 of 2
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Investments Plan for 2003

CBD announces its Investments Program for 2003, approved in the Board of Directors Meeting held in December 10th, 2002 and which will be part of the capital budget to be approved in the Annual Shareholders Meeting of 2003. The Investments amount is estimated at R$ 540 million, of which R$ 240 million will be destined to the opening of new stores and the acquisition of strategic pieces of land; R$ 200 million will be destined to stores remodelings; and R$ 100 million to technology, logistics and other investments. It is important to mention that this is a 12-month Plan, and its beginning is scheduled for the second semester of 2003. In the first semester, the Company will focus on the conversion of the stores acquired from the Se chain and on some urgent remodelings.

Continuing with the organic growth of the Hypermarkets Division, CBD plans to open 4 new Extra stores. In the supermarkets format, the Company plans to open 5 new Pao de Acucar stores and 10 new Barateiro stores. The investments do not include possible acquisitions and they will represent an increase of approximately 8% in the Company's total sales area.

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
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)      THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                             Doris Pompeu
Investor Relations Manager                      Phone: (11) 3848 0887 ext. 208
Daniela Sabbag                                  E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst                                       -----------------------------
Phone: (11) 3886 0421 Fax: (11) 3884 2677
E-mail: pa.relmerc@paodeacucar.com.br
        -----------------------------
                                   Website: http://www.grupopaodeacucar.com.br
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


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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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